JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com +1.480.308.3460 main +1.480.308.4268 fax
November 3, 2010
VIA EDGAR
Ms. Jan Woo
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	JDA Software Group, Inc. Registration Statement on Form S-4, as amended Filed June 9, 2010 File No. 333-167429
Dear Ms. Woo:
     JDA Software Group, Inc., a Delaware corporation (“JDA”), requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Washington, D.C. time, on November 5, 2010, or as soon as practicable thereafter. JDA also hereby requests a copy of the written order verifying the effective date.
     JDA hereby acknowledges that:
     • should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve JDA from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     • JDA may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
November 3, 2010

     If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 308-3460.

Very truly yours, JDA Software Group, Inc.
By:	/s/ G. Michael Bridge
G. Michael Bridge
Senior Vice President, General Counsel and Corporate Secretary